

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 20, 2010

Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

> **RE:** **Flexible Solutions International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30, 2010**
> **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. We note that you have not filed the earnings releases posted on your website as a report to Form 8-K as required by Item 2.02 of Form 8-K. For example, in a news release dated March 23, 2010, you announced your fourth quarter 2009 revenue numbers despite the fact that your Form 10-K disclosing such results was not filed until March 30, 2010. Please file all public announcements or releases disclosing material non-public information regarding your results of operations or financial condition for a completed quarterly or annual fiscal period as a report to Form 8-K pursuant to Item 2.02.

2. We note that you discuss certain information in investor conference calls that you have not included in your periodic reports. For example, we note that in your conference call speech for the second quarter of 2010 you discuss that you sugar to aspartic acid plant in Alberta is much closer to commercial production, that it will allow you to supply the only sustainable poly-aspartic acid in the world, and that you consider the start of commercial production at the plant to be a material event. Management's Discussion and Analysis in your annual and periodic reports should focus specifically on material events and uncertainties known to you that would cause reported financial information not to be necessarily indicative of future operating results or of future financial conditions. This includes descriptions of matters that would have an impact on future operations and have not have an impact in the past, such as commencing production at your plant in Alberta. See Instruction 3 to Item 303(a) of Regulation S-K.

3. We note that the management listed on your website does not match the management that appears in your Form 10-K. Please update your website accordingly.

Item 1 - Description of Business, page 1

4. We note your disclosure on page 8 that you have identified six customers that are "sizable enough that the loss of any one would be significant." In future filings, please disclose your dependence on these customers in your Description of Business and disclose the name of any customer and its relationship with you if sales to the customer account for 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect. See Item 101(h)(vi) of Regulation S-K.

5. We note your disclosure on page 5 that you need to obtain approval to sell WATER$AVER in the United States for agricultural and drinking water uses. In future filings, please disclose the status of this approval within the governmental approval process. See Item 101(h)(viii).

6. We note your disclosure on page 6 that certain of your patents expire at various dates between 2011 and 2020. In future filings, please provide the specific expiration date for any particular patent that is material to your business.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

7. In future filings, please discuss in greater detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Capital Resources and Liquidity, page 15

8. In future filings, please disclose in your liquidity section any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

9. Please revise your liquidity section in future filings to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

10. Please further enhance your disclosure in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In addition, please clearly identify the sources of cash during each period and include a discussion of availability under your debt agreements. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 19

Note 5 – Property, Equipment and Leaseholds, page F-12

11. You disclose that approximately $4.3 million of capital assets have not been amortized as they are not available for commercial production purposes as of

December 31, 2009. Please expand your disclosure in future filings to further address why these capital assets are not available for their intended use, when you expect them to be available, considerations you give as to whether these assets could be impaired, and the reasons for significant changes in the construction in progress accounts from period to period. Please show us in your supplemental response what the revisions will look like.

Note 11 – Income Tax, page F-16

12. You disclose on page F-17 that the future tax benefit of your loss carry-forwards was offset with a full valuation allowance. However, it appears that you have recorded net deferred tax assets in the amount of $119,000 as of December 31, 2009. Please revise your disclosures in future filings accordingly.

Note 16 – Segmented, Significant Customer Information and Economic Dependency, page F-20

13. Please provide in future filings a reconciliation of the total of your reportable segments' to your consolidated assets for each period presented. Refer to FASB ASC 280-10-50-30(c).

Item 9A - Controls and Procedures, page 1

14. We note your disclosure that your "disclosure controls and procedures are designed to provide a reasonable level of assurance…" Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future Exchange Act filings.

15. We note your disclosure in your Management's Report on Internal Control Over Financial Reporting that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2008. Please advise us supplementally whether management completed its assessment based on its internal control over financial reporting as of December 31, 2009.

Item 10 - Directors, Executive Officers and Corporate Governance, page 3

16. In future filings, please provide the business experience of each of your directors and officers for the past five years. For example, it appears that you have not provided this information for Dale Friend. See Item 401(e) of Regulation S-K.

17. In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or

director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

18. We note your disclosure on page 4 that you have a Code of Ethics that applies to your Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. However, you have not disclosed who serves as your Chief Financial Officer in the list of Directors and Executive Officers or elsewhere in your Form 10-K, although we do note that Mr. O'Brien signed the Form 10-K as Principal Financial and Accounting Officer. In future filings, please clarify who serves as your Chief Financial Officer and provide the appropriate disclosure in your Form 10-K.

19. We note your disclosure that the fair value of the options granted was computed in accordance with FAS123R. Please note that FAS123R is now FASB ASC Topic 718. Please revise your disclosure accordingly in future filings.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 7

20. We note that your beneficial ownership table discloses the beneficial ownership of your common stock as of March 10, 2009. Please advise us supplementally if the table is actually showing beneficial ownership as of March 10, 2010. If not, please advise us as to why March 10, 2009 was used. We may have further comments.

21. We note that it does not appear that you have included the shares held by Pictet Asset Management SA, which filed a Schedule 13G on January 13, 2010. In future filings, please include each holder of five percent or more of your securities in your beneficial ownership table.

Exhibit 31.1 – Certifications

22. In paragraph 4, you state that disclosure controls and procedures are defined in Exchange Act Rule 13a-15e. Please revise your disclosure in future filings to state that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Refer to Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

23. Please address the above comments in your interim filings as well, as applicable.

Item 2 – Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 21

24. In future filings, please provide a discussion of the changes from period to period in your income tax provision and corresponding effective tax rate. For example, you should disclose why you recorded income tax expense in the amount of $413 thousand for the three months ended June 30, 2010 which is greater than the amount of income before income tax that you reported for the same period. Please show us in your supplemental response what the revisions will look like.

Note 7 – Long Term Deposits, page 14

25. You disclose that you had long term deposits in the amount of $7,499 as of December 31, 2009; however, per your balance sheet, it appears that you had long term deposits of $32,713. Please revise in future filings accordingly.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief